

Univision Communications Inc.

On the cover:
Interior courtyard, *Casa del Conde del Valle de Súchil*, Durango, Durango, México

About Univision

Univision Communications Inc. ("Univision") is the leading Spanish-language media and entertainment company in the United States. Univision owns and operates two national broadcast television networks, a national cable television network, 50 broadcast television stations, a music recording and publishing company, and an Internet portal. Univision media reach virtually all of the more than 37 million Hispanics living in the United States.

Univision holds a 50% interest in Disa, a company specializing in regional Mexican music, and a non-voting interest in Entravision Communications Corporation, a public Spanish-language media company that is the largest affiliate of Univision's broadcast television networks.

Univision's headquarters are located in Los Angeles, California. The company's stock (UVN) is traded on the New York Stock Exchange.

Univision's three areas of operation are described below.

Television

Univision Network: the nation's most-watched Spanish-language broadcast television network, reaching 97% of U.S. Hispanic television households.

TeleFutura Network: the nation's newest 24-hour, general-interest, Spanish-language broadcast television network, reaching 75% of U.S. Hispanic television households.

Galavisión: the nation's leading Spanish-language cable television network, reaching 90% of all U.S. Hispanic households that subscribe to cable and direct broadcast systems.

Univision Television Group: the owner and operator of 15 full-power and 7 low-power television stations that form the core distribution for Univision Network, plus 1 full-power television station that broadcasts UPN.

TeleFutura Television Group: the owner and operator of 16 full-power and 11 low-power television stations that form the core distribution for TeleFutura Network.

Music

Univision Music Group: the nation's leading Latin music recording company and a developing publisher of Latin music.

Internet

Univision Online: the owner and operator of univision.com, the most-visited U.S.-based Spanish-language Internet portal, with more than one billion page views per year.

Hispanic Cultural Legacy

Few artifacts speak as resolutely and enduringly about a people's culture as its architecture. In this annual report, we pay homage to the roots of our U.S. Hispanic audience by illustrating one aspect of its culture—architecture created across several centuries and countries by Hispanics and the indigenous peoples who preceded them in the New World. The structures preserve in wood, stone, earth, and steel the history and art of their builders. The beauty and variety of these works—ranging from 15th century Machu Picchu in Peru to the 20th century Central Library in Monterrey, Mexico—represent human expression that has enriched people far beyond the purview of the artists who created them.

Financial Highlights

In thousands, except per-share data	2002	2001	2000
Net revenues	$1,091,293	$887,870	$863,459
Net income applicable to common stockholders	$ 86,503	$ 52,341	$116,405
Net income per share applicable to common stockholders			
Basic earnings per share	$ 0.39	$ 0.25	$ 0.57
Diluted earnings per share	$ 0.34	$ 0.22	$ 0.49

Sculpted stone façade detail, *Casa de Montejo*, Mérida, Yucatán, México



To Our Stockholders

Another Year of Growth

For the first time in its history, Univision achieved annual net revenues above $1 billion in 2002. This result, along with our growth in net income, was accomplished in the face of a second consecutive difficult year for the economy and for companies dependent on advertising revenues.

Our success reflects the rapidly growing U.S. Hispanic population's preference for Univision's high-quality Spanish-language news, sports, entertainment, and public service information.

Success for TeleFutura

The past year was one of enormous accomplishment for Univision, beginning with the launch of TeleFutura Network on January 14, 2002. TeleFutura is our second national broadcast television network and the first new national broadcast television network in the U.S. ever to premiere with network programming in every daypart. From its first day on the air, TeleFutura has been a notable success, expanding the overall viewing of Spanish-language television by U.S. Hispanics.

TeleFutura, together with Univision Network and Galavisión, provides a new range of viewing choices to U.S. Hispanics. The attractive programming offered by TeleFutura is distinct from that of our other television networks and that of our Spanish- and English-language competitors. TeleFutura's lineup of primetime Hollywood movies dubbed in Spanish and original Spanish-language movies, primetime game shows, and sports has drawn a large audience to the network. By the end of 2002, TeleFutura had exceeded the goal set at its launch to reach a 10 share of the adult 18-49 Spanish-language network audience from sign-on to sign-off.

In 2002, TeleFutura reached the #2 position among U.S. Spanish-language television networks nationally during some dayparts—a significant achievement for a new network in any language. TeleFutura's ratings success in 2002 was particularly noteworthy because

Apse of the chapél, *Palacio Episcopal de Astorga*, Astorga, León, España. Antonio Gaudí, architect



TeleFutura was available to only 73% of all Hispanic television households. We expect to continue extending TeleFutura's market coverage in the years ahead.


60
45
30
15
0
2000
2005
2010
2015
2020

U.S. Hispanic Population (estimated in millions)

Source for 2000: U.S. Census Bureau, Census 2000
Source for 2005-2020: The Hispanic Consumer Market Report in 1999 and Forecasts to 2020: Standard & Poor's DRI, 2000

Growth for Our Other Television Properties

The other parts of our television operation achieved excellent results during 2002 as well. Univision Network attracted record audiences during the year and continued to deliver the most popular Spanish-language programs on television across all demographics and dayparts.

Galavisión expanded its lead among Spanish-language cable networks in 2002 and grew its distribution to double that of its nearest competitor. In addition, Galavisión dramatically increased its ratings and number of advertisers as a result of a major change in programming strategy implemented in May 2002. Galavisión's new lineup—featuring news, sports, variety, and entertainment shows—averages over 55 hours of live programming each week.

Univision Television Group and TeleFutura Television Group stations also performed exceptionally well in 2002. In the November sweep, Univision Television Group's locally produced evening newscasts were rated #1 among all adults 18-34 in the top three television markets in the U.S.: New York, Los Angeles, and Chicago. Univision Television Group stations scored equally well when airing Univision Network news. In the same three markets, more people in this age group were watching Univision Network's evening news anchors Jorge Ramos and María Elena Salinas than were watching Peter Jennings, Tom Brokaw, or Dan Rather.

In early 2002, Univision Television Group began managing television station WLII in Puerto Rico with a three-year option to purchase the station. In less than six months under our stewardship, the station moved from a perennial #3 position to #1. Puerto Rico is a market with nearly four million Hispanics.

In 2001 and 2002, we acquired the 25 television stations that now form the core of TeleFutura Network's national distribution, and 14 of these stations give us the strength of a duopoly position—a Univision Television Group station and a TeleFutura Television Group station in the same market. All 14 of our duopoly markets are ranked among the top 30 Hispanic markets in the U.S. In the November 2002 sweep, Univision Television Group and TeleFutura Television Group stations were the #1 and #2 Spanish-language stations among Hispanics in many markets in key time periods.

Progress for Our Emerging Businesses

Univision Music Group and Univision Online both made tremendous strides in 2002. Since the completion of the acquisition of Fonovisa in April 2002, Univision Music Group has become the leading U.S. Latin music company. The Recording Industry Association of America's sales reports indicate that Univision Music Group's recording labels—Univision Records, Fonovisa Records, and Disa Records—led the U.S. Latin music industry in the third quarter of 2002 with an estimated 36% market share.

Univision Music Group's labels averaged five of the top ten best-selling albums on *Billboard Magazine*'s weekly Latin charts in 2002. Two of our artists, Jennifer Peña and Pilar Montenegro, each held the #1 position on *Billboard*'s "Hot Latin Tracks" with their debut singles. Montenegro was #1 for 13 consecutive weeks—a new record for "Hot Latin Tracks." In addition to these successes, Univision Music Group labels accounted for approximately half of the regional Mexican music sold in the U.S. in 2002.

Univision Online performed exceptionally well in its second year of operation: univision.com strengthened its lead as the most popular U.S.-based Spanish-language Internet portal. Generating more than one billion page views in 2002, univision.com's fresh and lively content and graphics have extended "the Univision experience" from television to the Internet and made the site one of the most successful media-affiliated online portals. Univision Online doubled its advertising base to more than 100 companies in 2002.


2500
2000
1500
1000
500
0
2000
2005
2010
2015
2020

U.S. Hispanic Buying Power (estimated $ in billions)

Source: The Hispanic Consumer Market Report in 1999 and Forecasts to 2020: Standard & Poor's DRI, 2000

Strategic Radio Initiative

In June 2002, Univision announced an agreement to acquire Hispanic Broadcasting Corporation ("HBC"), a leading U.S. Spanish-language radio company, which owns and/or programs 63 radio stations. The acquisition, which has been approved by the stockholders of Univision and HBC, is currently under review by government regulatory agencies.

If approved by the regulatory agencies, the acquisition is expected to open important new avenues of growth for Univision. We believe that if the acquisition is approved, Univision's ability to offer advertisers the brand-building power of television in combination with the promotional power of radio will result in an acceleration of the rate at which advertisers develop Spanish-language marketing campaigns.

Commitment to Public Affairs

In February 2002, a national study by The Henry J. Kaiser Family Foundation singled out Univision Network for dedicating the most time to public service announcements of any broadcast or cable television network in the U.S. In November 2002, Univision became the first Spanish-language broadcast television company to win the prestigious Gold Bell Award for Media, The Advertising Council's premier media award for outstanding commitment to public service.

These are just two of the many acknowledgments received by our networks and stations in 2002 for their exemplary public service efforts in education, drug prevention, voter participation, immigration, health, consumer protection, and other outreach programs. Our commitment to public service is an important reason we continue to earn the trust and loyalty of our audience.

A Team Effort

Univision's performance in 2002 was the result of our team's hard work and commitment to excellence. I thank all Univision employees for their contributions to the company. The capability of the Univision team was well demonstrated last year during the launch of TeleFutura Network. Nearly all of the management and much of the staffing for TeleFutura came from within the Univision family.

Our growth in 2002 could not have taken place without the vital support of our partners, Televisa and Venevision, whose programming is available for broadcast in the U.S. exclusively by the Univision television networks through 2017. Mr. Emilio Azcárraga Jean, President, Chief Executive Officer, and Chairman of Televisa, was welcomed to our Board in January 2002 and was subsequently elected Vice Chairman of the Board.

The Year Ahead

While we have seen many encouraging signs of a rebound in advertising activities, we recognize that our nation and economy continue to face many uncertainties. We remain cautiously optimistic for 2003. We serve the country's largest and fastest-growing minority group and hold a strong position in Spanish-language media and entertainment in the U.S. Our task in the year ahead is to integrate our businesses more fully and further develop their potential. We have much to accomplish in these difficult times, and we have made a good start. Spanish-language media in the U.S. is still in its infancy, and Univision, the leader in the field, is in the right place at the right time.

I thank you, our stockholders, for your confidence in our management of Univision's resources.



A. Jerrold Perenchio
Chairman of the Board and Chief Executive Officer


50
40
30
20
10
0

2002 Broadcast Networks' Shares of Hispanic Viewing of Network Television

Univision, TeleFutura, Telemundo, NBC, Fox, ABC, CBS, WB, UPN

Source: Nielsen Media Research NHTI: Adults 18-49, primetime

Operations Review

Introduction — An Overview of Our Performance, Business, and Markets

In 2002, Univision's net revenues advanced by 23% to $1.1 billion. Net income increased by 65% to $86.5 million, and diluted earnings per share grew by 55% to $0.34.

We generate our revenues by providing advertising-supported Spanish-language news and entertainment to virtually all U.S. Hispanic households through our three distinct Spanish-language operations, as described below.

Our television operation consists of five entities involved in broadcasting and cable: Univision Network, Univision Television Group, TeleFutura Network, TeleFutura Television Group, and Galavisión. Our music operation, Univision Music Group, specializes in recording and publishing Latin music, and our Internet operation, Univision Online, provides news, entertainment, public service, and information via the Internet at univision.com.

Two key elements influence our future rate of growth: the characteristics of the U.S. Hispanic population and our success in serving that population. This Review focuses on our market and on our largest television property, Univision Network.

Completed in Mexico City in 1785 as a wedding gift for a young aristocratic couple, the *Iturbide Palace* eventually became the palatial residence and namesake of Agustín de Iturbide, who was named emperor of MEXICO in 1822.



Modified in later years, the Palace was made a national monument in 1930. With its sumptuous *baroque and Italianate* features, it stands as one of the architectural masterpieces of Mexico's viceroyalty period.

A Snapshot of the U.S. Hispanic Population

The U.S. Hispanic population is now the largest minority group in the U.S. This population, which is growing 7 times as fast as the non-Hispanic U.S. population, is projected to reach 55 million by 2020. This steep growth rate is a result of both immigration and natural growth. It is projected that by 2040, one of every five Americans will be of Hispanic descent.

The Spanish-language television audience in the U.S. is also growing rapidly. Univision's programming is culturally relevant to this audience, and our programming has contributed significantly to the increase in the percentage of U.S. Hispanic adults 18-49 who watch Spanish- rather than English-language television. Viewing of Spanish-language television by U.S. Hispanic audiences now accounts for 49% of their

Front door detail, *Palacio de Iturbide*, Ciudad de México, México



Plaza and grand staircase, *El Castillo*, Tulum, Quintana Roo, México



total primetime viewing of advertising-supported television, up from 35% in 1992, when Nielsen Media Research ("Nielsen") first began measuring the Hispanic component.

In August 2002, Nielsen released the first television household estimates based on Census 2000 data that used detailed population information by age group. Nielsen's data show that U.S. Hispanics accounted for 84% of the growth from Nielsen's 2001 estimates to Nielsen's 2003 estimates in each of two key U.S. television populations: adults 18-34 and adults 18-49. According to Nielsen's data for the 2002-2003 broadcast television season, Hispanics now constitute 18% of the U.S. adult 18-34 television population and 15% of the U.S. adult 18-49 television population. From 2000 to 2010, the projected substantial growth of the Hispanic adult 18-49 demographic will offset what is expected to be a decline in the total number of U.S. adults 18-49.

U.S. Hispanics have become a dynamic economic force as well. The rising affluence of U.S. Hispanics is reflected in their buying power, which is growing faster than that of the rest of the population. U.S. Hispanic consumer spending exceeded $520 billion in 2002, and it is expected to reach $1 trillion by 2010 and more than $2 trillion by 2020.

One of the most beautiful of the ancient Mayan centers, TULUM rests on a limestone cliff above the Caribbean white sand beaches of the *Yucatan Peninsula* of MEXICO.



The royal city, protected by the sea on one side and walls that *average 18 feet in thickness* on the others, grew between the *12*th and *16*th centuries, and the ruins that remain consist of some *60* temples, residences, and other structures.

A dramatic central cylinder punctuated by protruding square windows defines the Central Library in Monterrey, MEXICO, a building of great artistry completed in *1994*.



Its *award-winning* architect, RICARDO LEGORRETA, is known internationally for designs that blend color, light, and space within structures and landscapes respectful of a Latin American tradition of simplicity and privacy. LEGORRETA says, "México *is a country of architects.* Architecture *is one of the pillars of our culture.*"

Exterior detail, *Biblioteca Central de Monterrey*, Monterrey, Nuevo León, México. Ricardo Legorreta, architect





Univision Media Are Invaluable for Advertisers

In addition to their economic power and large and growing numbers, U.S. Hispanics continue to show a strong affinity for the Spanish language. Research indicates that some Spanish is spoken in nearly 90% of all U.S. Hispanic households and that advertisements in Spanish are 4.5 times more effective than those in English among U.S. Hispanics, regardless of language preference. As the leading Spanish-language media company in the U.S., Univision provides the ideal platforms for advertisers to deliver their messages to U.S. Hispanics.

Over the last ten broadcast television seasons, viewership of English-language broadcast television networks as a whole decreased substantially. During the same period, however, Univision expanded its broadcast television audience by a large measure. Over these ten seasons, Univision Network showed the greatest growth of any network—in Spanish or in English, broadcast or cable—in the adult 18-49 primetime audience, among all television networks on the air since 1992.

TeleFutura has played a key role in enlarging our total audience. Univision Network and TeleFutura Network's combined average adult 18-49 audience was 20% greater in 2002 than the audience of Univision Network alone in 2001 for the same demographic. Since the launch of TeleFutura in January 2002, the number of Hispanic adults 18-49 who have chosen to watch primetime television in Spanish has grown by 2 audience share points—a significant number given the wide range of viewing options available in both English and Spanish.

We continue to outperform our Spanish-language competition as well. On average during the 2001-2002 season, Univision Network and TeleFutura Network combined delivered more than 3 times the audience of the nearest Spanish-language competitor throughout the broadcast day for the adult 18-49 demographic.

These data are making a strong impression on advertisers, as demonstrated by the increase in the number of advertisers that made advance buying commitments during our most recent Upfront season. Upfront, which begins each May, is the period during which major national advertisers can secure commercial time on programs that will be aired the following broadcast year. Univision signed a total of 120 advertisers in the

A handsome example of civil architecture from the viceroyalty period in MEXICO is the palatial house of the *Count del Valle de Súchil* in Durango.

Extravagant *rococo decoration and ornamentation* typical of 18th century Spanish architecture were utilized to create a house grand enough for one of northern Mexico's wealthiest and most successful men of the time.



Interior courtyard detail, *Casa del Conde del Valle de Súchil*, Durango, Durango, México

2002 Upfront season, an increase of 17 advertisers from the 2001 season. Our potential remains enormous—approximately 60% of all national brands are not yet advertised on Spanish-language television.

Focus: Univision Network

Univision Network is the most-watched Spanish-language broadcast television network in the U.S. by any measure. Of the top 25 programs watched in Hispanic homes during the 2001-2002 season, all but 2 programs (*Super Bowl XXXVI* and World Series Game 7) were broadcast by Univision Network. Primetime ratings in Hispanic households were higher for Univision Network than for its four closest competitors combined (ABC, NBC, Fox, and Telemundo) in the 2001-2002 television season.

The November 2002 sweep showed that, in primetime, Univision Network delivered more Hispanic men, women, and adults in the 18-34 and 18-49 categories than did ABC, CBS, NBC, Fox, WB, UPN, and PAX combined. Also according to November sweep data, Univision Network's early-morning program *Despierta América* attracted more Hispanic viewers than did ABC's *Good Morning America*, CBS's *The Early Show*, and NBC's *Today* combined.

These successes emanate from strategic programming choices and the ability to reach virtually the entire U.S. Hispanic audience through broadcast television stations owned and operated by Univision and its affiliates.

Programming

Programming is the art of deciding which shows should be created, produced, and acquired for broadcast and when they should be aired. The quality and popularity of the shows carried by our networks and stations form the foundation of Univision's ratings and advertising successes. Below are programming highlights from the 2001-2002 television season that illustrate why Univision Network ranks #1 in the U.S. Spanish-language broadcast television industry.

High above the Peruvian cloud forest of the Urubamba River canyon in the Andean Cordillera sits MACHU PICCHU, the sacred citadel of the *Incan empire*.



Built in a narrow saddle between two sharp mountain peaks in the years *1460* to *1470*, Machu Picchu was abandoned during the 16th century and not rediscovered until *1911*. Machu Picchu still contains *extraordinary examples* of INCA masonry and religious monuments in a breathtaking setting.

Eastern view, *Machu Picchu*, Cuzco, Perú



Terraced hill, *Santuario de Sondor*, Apurímac, Perú



Thought to be a sacred place for the Chanka people, the *Shrine of Sondor* in the mountains of central PERU contains a terraced hill with a monumental staircase.



The CHANKA, traditional rivals of the Inca, were one of the first groups to be defeated by the Inca as they began to spread their empire across the Andes in the first half of the *15th* century.

Novelas

Univision Network's top programming successes consistently are *novelas,* serial dramas that each air five days a week and typically run for four to eight months. Our *novelas* are the most popular regularly broadcast shows on Spanish-language television, and their ratings demonstrate that they appeal to all family members.

Univision Network airs an afternoon block of *novelas* every Monday through Friday and three different *novelas* each weekday evening—at 7:00, 8:00, and 9:00. Univision Network's evening *novelas* consistently are blockbuster hits, typically drawing 25-30 Hispanic household rating points.

Entertainment

On November 9, 2002, Univision Network aired a special commemorating the 40th anniversary of *Sábado Gigante*, celebrating the show's inclusion in "Guinness World Records" as the longest-running program with the same host in any language in the history of television. The popular game and variety show was launched by its creator/host, Mario Kreutzberger, known to his viewers as "Don Francisco," in his native Chile in 1962 and has been broadcast on Univision Network since 1986. One of the favorite programs among U.S. Hispanics, the three-hour show is produced by Univision Network in Miami and broadcast nationally every Saturday evening.

In the 2001-2002 season, Univision and Mr. Kreutzberger introduced a new, second program for Don Francisco, a one-hour Wednesday evening interview/talk show called *Don Francisco Presenta*, which quickly became one of the top 25 Spanish-language programs in U.S. Hispanic households.

Univision Network's top-rated special—and the #1 show in all U.S. Spanish-language television broadcasting in 2002—was *Premio Lo Nuestro*. This annual music awards show, produced by Univision Network, airs each February and honors the best in Spanish-language music. *Premio Lo Nuestro* typically draws 3 times more viewers than does its closest music awards show competition.

The fanciful design of *architect* Antonio Gaudí is evident in his native Barcelona, SPAIN, as exemplified by his beloved and enchanting Parc Güell in the city center.



Built between *1900* and *1914*, the public park is now a United Nations World Heritage site. Gaudí used undulating walls and paths, flowing gardens, and structures reminiscent of *fairy-tale castles and gingerbread houses* to carry out his vision of Catalan modernism.

Scalloped roof of the northern gate-lodge, *Parc Güell*, Barcelona, Catalonia, España. Antonio Gaudí, architect



In the *Sangre de Cristo Mountains* of northern NEW MEXICO stands the historic mission church El Santuario de Chimayo.



The *handmade* adobe walls and rustic wooden gate welcome visitors and pilgrims alike to a simple but harmoniously designed church that has been ascribed with miraculous healing powers. Built between *1814* and *1816* on the site of a reported religious apparition, the church has been called "the Lourdes of America."



Courtyard entrance, *El Santuario de Chimayo*, Santa Fe, New Mexico, United States



News

Univision Network produces over 40% of its own programming, much of which is generated by our award-winning news department. In 2002, Univision Network was nominated by the National Academy of Television Arts and Sciences for two national News and Documentary Emmy Awards—one for a segment of our Thursday night newsmagazine show, *Aquí y Ahora*, and one for an episode of our daily afternoon newsmagazine show, *Primer Impacto*. The only Spanish-language news shows ever to win the prestigious national Emmy have been those of Univision Network.

Univision Network airs newscasts throughout the broadcast day, and all of our national news programs continue to win leadership positions in their time slots among Hispanics. For example, during 2002, the number of Hispanic adult 18-49 viewers delivered by Univision Network's national daily evening newscast, *Noticiero Univision*, was greater than the number of Hispanic and non-Hispanic adult 18-49 viewers delivered by CNN, CNBC, Fox News Channel, and MSNBC combined in the same half hour. *Noticiero Univision* and *Primer Impacto* are the only Spanish-language network news programs ever honored with the prestigious Edward R. Murrow Award for best newscast or best news series.

Sports

Univision Sports produces programs principally centered on soccer, boxing, and daily sports news for Univision Network, TeleFutura, and Galavisión. The high quality of our sports shows is exemplified by our coverage of the *FIFA World Cup* soccer competition played in June 2002 in South Korea and Japan.

The World Cup was one of the few instances in which Univision broadcast the same event as did English-language television (ABC, ESPN, and ESPN2), giving us the opportunity to prove in a direct comparison the competitive quality of our production. Univision was the only U.S. broadcast company to air all 64 World Cup games live. Univision's World Cup broadcasts were widely praised for their production values by the U.S. media, including *The New York Times*, *The Washington Post*, and the *Los Angeles Times*. Univision was singled out both for providing commentaries that were more informed, entertaining, and passionate than those of the English-language World Cup broadcasts and for providing superior graphics and picture quality. Univision also was complimented by the press for offering full, live coverage of the post-championship medals ceremonies and festivities, which were not broadcast by the U.S. English-language networks.

Nielsen showed that Univision Network, TeleFutura, and Galavisión not only captured 20.6 million U.S. Hispanic viewers for some part of the World Cup coverage but also attracted 15.2 million U.S. non-Hispanic viewers.

Univision Network's average minute audience was an impressive 2.9 million households during our coverage of the final match between Germany and Brazil despite the early kick-off time (4:00 a.m. Pacific, 7:00 a.m. Eastern).

Univision will broadcast an extensive array of soccer competitions in 2003, including the *FIFA Women's World Cup*, the *Copa Oro*, the *Confederations Cup*, and the *Liga Mexicana* games and playoffs in the summer and winter seasons. Univision also owns the Spanish-language U.S. television broadcast rights to the 2004 *Copa América* competition and the 2006 *FIFA World Cup* competition.

Viewer Choice Across Three Television Networks

We have long maintained that the U.S. Hispanic audience has been underserved in Spanish-language television fare. The success of TeleFutura Network in its first year of television broadcasting supports this thesis. The counterprogramming of Univision's three network schedules gives unprecedented program choice to Hispanic viewers, and the Hispanic audience has responded with considerable enthusiasm. In weekday prime-time when Univision Network is airing enormously popular *novelas*, for example, TeleFutura Network is broadcasting blockbuster Hollywood and original Spanish-language movies, and Galavisión is broadcasting game and variety shows, news, comedy, and sports. This strategy has proven to be a great success for each of the networks and for Univision as a whole in building audience and maintaining a leadership position.

In Conclusion

Univision is many stories, but most of all, it is a story of careful, planned growth and rich potential. We are a unique company, the collective achievement of many people, investments, and cultures. We are a company well tuned to the energy and drive of the dynamic U.S. Hispanic population. Univision has grown substantially over the last ten years, and we feel that even greater growth lies ahead.

Univision Market Presence*

Designated Market Area (DMA)	DMA Rank** (Number of Hispanic Households)	Univision		TeleFutura	
		Owned & Operated	Affiliates	Owned & Operated	Affiliates
Los Angeles, CA	1	O		O	
New York, NY	2	O		O	
Miami, FL	3	O		O	
Houston, TX	4	O		O	
Chicago, IL	5	O		O	
Dallas, TX	6	O		O	
San Antonio, TX	7	O		O	
San Francisco, CA	8	O		O	
Phoenix, AZ	9	O		O	
McAllen, TX	10		O		
Albuquerque, NM	11		O		O
San Diego, CA	12		O		
El Paso, TX	13		O		O
Fresno, CA	14	O		O	
Sacramento, CA	15	O		O	
Denver, CO	16		O	O	
Philadelphia, PA	17	O		O	
Washington, DC	18		O	O	
Orlando, FL	19		O	O	
Tampa, FL	20		O	O	
Austin, TX	21	O			O
Boston, MA	22		O	O	
Corpus Christi, TX	23		O		O
Tucson, AZ	24	O		O	
Las Vegas, NV	25		O		O
Atlanta, GA	26	O			
Hartford, CT	27		O		O
Monterey-Salinas, CA	29		O		O
Bakersfield, CA	30	O		O	
Portland, OR	32		O		O
Salt Lake City, UT	33		O		
Laredo, TX	34		O		
Yuma, AZ	35		O		O
Odessa-Midland, TX	36		O		
Colorado Springs, CO	37		O		
Santa Barbara, CA	38		O		O
Lubbock, TX	39		O		
Amarillo, TX	42	O			
Palm Springs, CA	43		O		O
Ft. Myers, FL	46				O
Yakima, WA	47		O		
Cleveland, OH	53	O			
Reno, NV	55		O		
Honolulu, HI	60		O		
Indianapolis, IN	62		O		
San Angelo, TX	73		O		O
Chico-Redding, CA	77		O		
Victoria, TX	84		O		
Little Rock, AR	97		O		
Charleston, SC	131				O
Bend, OR	175		O		

*Excludes cable affiliates.

**Designated Market Areas ranked by Nielsen Media Research Hispanic Household Universe Estimates, 2002-2003.


1200
1000
800
600
400
200
0
1998
1999
2000
2001
2002

Net Revenues
($ millions)


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150
100
50
0
1998
1999
2000
2001
2002

Advertising Revenues
(indexed % growth rate)

Univision Advertising Revenues
General Market Advertising Revenues

Source: Competitive Media Reporting, Media Watch


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300
250
200
150
1998
1999
2000
2001
2002

EBITDA[a]
($ millions)

[a] See Footnote (c) on page 31 for definition

Five-Year Summary of Selected Financial Data

Univision Communications Inc.

(In thousands, except share and per-share data) For the years ended December 31,	2002	2001	2000	1999	1998
Income Statement Data					
Net revenues	$1,091,293	$887,870	$863,459	$693,090	$577,053
Direct operating expenses (excluding depreciation expense)	471,395	355,761	312,381	241,870	220,918
Selling, general and administrative expenses (excluding depreciation expense)	287,960	231,610	223,023	184,159	160,543
Depreciation and amortization	78,818	84,069	66,765	62,583	64,438
Operating income	253,120	216,430	261,290	204,478	131,154
Interest expense, net	87,233	53,463	30,097	27,459	35,830
Amortization of deferred financing costs	3,846	2,488	1,361	1,441	1,677
Special bonus award	—	—	—	—	42,608
Equity loss in unconsolidated subsidiaries and other	15,907	47,449	4,828	498	764
Gain on change in Entravision ownership interest	(1,898)	(4,552)	—	—	—
Income before taxes and extraordinary loss on extinguishment of debt	148,032	117,582	225,004	175,080	50,275
Provision for income taxes	61,504	62,865	108,081	91,536	40,348
Income before extraordinary loss on extinguishment of debt	86,528	54,717	116,923	83,544	9,927
Extraordinary loss on extinguishment of debt, net of tax	—	(2,306)	—	(2,611)	—
Net income	86,528	52,411	116,923	80,933	9,927
Preferred stock dividends/accretion	(25)	(70)	(518)	(540)	(606)
Net income available to common stockholders	$ 86,503	$ 52,341	$116,405	$ 80,393	$ 9,321
As adjusted income before extraordinary loss available to common stockholders[a]	$ 86,503	$ 91,169	$150,634	$117,942	$ 49,353

(continued)

Five-Year Summary of Selected Financial Data

Univision Communications Inc.

(In thousands, except share and per-share data) For the years ended December 31,	2002	2001	2000	1999	1998
Earnings Per Share Available to Common Stockholders[b]					
Basic Earnings Per Share					
Income before extraordinary loss	$ 0.39	$ 0.26	$ 0.57	$ 0.43	$ 0.05
Net income	$ 0.39	$ 0.25	$ 0.57	$ 0.42	$ 0.05
As adjusted income before extraordinary loss[a]	$ 0.39	$ 0.44	$ 0.74	$ 0.61	$ 0.28
Weighted average common shares outstanding	224,344,335	208,110,727	204,893,438	192,971,418	173,281,776
Diluted Earnings Per Share					
Income before extraordinary loss	$ 0.34	$ 0.23	$ 0.49	$ 0.35	$ 0.04
Net income	$ 0.34	$ 0.22	$ 0.49	$ 0.34	$ 0.04
As adjusted income before extraordinary loss[a]	$ 0.34	$ 0.38	$ 0.64	$ 0.50	$ 0.21
Weighted average common shares outstanding	256,337,046	239,817,378	238,963,587	236,236,626	232,418,104
Balance Sheet Data (at end of year)					
Current assets	$ 384,958	$ 610,936	$ 249,612	$ 177,910	$ 153,991
Total assets	3,402,396	3,178,387	1,448,305	974,457	938,329
Current liabilities	223,222	269,680	362,961	141,901	152,891
Long-term debt	1,432,233	1,662,018	377,689	303,138	377,435
Stockholders' equity	1,558,088	813,280	695,272	5[illegible]3,778	394,648
Other Data					
EBITDA[c]	$ 331,938	$ 300,499	$ 328,055	$ 267,061	$ 195,592
Net cash provided by operating activities	155,199	217,295	236,238	186,957	124,095
Net cash used in investing activities	(795,281)	(816,175)	(457,950)	(38,936)	(41,722)
Net cash provided by (used in) financing activities	294,904	925,181	253,682	(138,429)	(80,067)

[a] Represents income and income per share before extraordinary loss as if Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangibles" were effective January 1, 1998.

[b] All common-share and per-common-share amounts have been adjusted retroactively for a two-for-one common-stock split effective August 11, 2000.

[c] EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is the sum of operating income plus depreciation and amortization. Univision Communications Inc. has included EBITDA data because such data is commonly used as a measure of performance for broadcast companies and is also used by investors to measure a company's ability to service debt and other cash needs. EBITDA is not, and should not be used as, an indicator of or an alternative to operating income, net income or cash flow as reflected in the Consolidated Financial Statements, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Since the definition of EBITDA may vary among companies and industries, it should not be used as a measure of performance among companies. For the reconciliation of operating income to EBITDA, refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in the Annual Report on Form 10-K for Univision Communications Inc.

Condensed Consolidated Balance Sheets

Univision Communications Inc.

(In thousands, except share and per-share data) December 31,	2002	2001
Assets		
Current assets:		
Cash	$ 35,651	$ 380,829
Accounts receivable, less allowance for doubtful accounts and returns of $29,643 in 2002 and $11,492 in 2001	238,587	162,592
Program rights	36,453	22,653
Deferred tax assets	14,584	14,843
Prepaid expenses and other	59,683	30,019
Total current assets	384,958	610,936
Property and equipment, net, less accumulated depreciation of $202,603 in 2002 and $142,661 in 2001	477,854	445,483
Intangible assets, net, less accumulated amortization of $166,869 in 2002 and $148,769 in 2001	1,425,168	1,242,835
Goodwill, net, less accumulated amortization of $189,088 in 2002 and 2001	506,411	289,260
Deferred financing costs, net, less accumulated amortization of $5,593 in 2002 and $1,747 in 2001	17,260	20,935
Program rights	36,700	18,862
Investments in unconsolidated subsidiaries	517,176	535,777
Other assets	36,869	14,299
Total assets	$3,402,396	$3,178,387

(continued)

Condensed Consolidated Balance Sheets

Univision Communications Inc.

(In thousands, except share and per-share data) December 31,	2002	2001
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 160,433	$ 120,021
Income taxes	2,140	20,334
Accrued interest	20,550	18,348
Accrued license fees	11,794	10,562
Deferred advertising revenues	4,250	4,250
Program rights obligations	18,647	4,135
Current portion of long-term debt and capital lease obligations	5,408	92,030
Total current liabilities	223,222	269,680
Long-term debt including accrued interest	1,353,312	985,509
Notes payable due USA Broadcasting	—	592,175
Capital lease obligations	78,921	84,334
Deferred advertising revenues	9,710	13,960
Program rights obligations	32,909	10,919
Deferred tax liabilities	115,500	20,500
Other long-term liabilities	30,734	18,530
Total liabilities	1,844,308	1,995,607
Redeemable convertible preferred stock, $.01 par value, with a conversion rate of 28.252 to Class A Common Stock (375,000 shares issued and outstanding at December 31, 2001)	—	369,500
Stockholders' equity:		
Preferred stock, $.01 par value (10,000,000 shares authorized; 0 issued and outstanding)	—	—
Common stock, $.01 par value (492,000,000 shares authorized; 229,129,275 and 210,479,125 shares issued including shares in treasury at December 31, 2002 and 2001, respectively)	2,291	2,105
Paid-in-capital	1,219,884	561,860
Retained earnings	358,011	271,508
Currency translation adjustment	95	—
	1,580,281	835,473
Less common stock held in treasury (1,017,180 shares at cost at December 31, 2002 and 2001)	(22,193)	(22,193)
Total stockholders' equity	1,558,088	813,280
Total liabilities and stockholders' equity	$3,402,396	$3,178,387

The Condensed Consolidated Financial Statements should be read in connection with the Financial Statements and Notes to Consolidated Financial Statements presented in the Annual Report on Form 10-K for Univision Communications Inc.

Condensed Consolidated Statements of Income

Univision Communications Inc.

(In thousands, except share and per-share data) For the years ended December 31,	2002	2001	2000
Net revenues	$ 1,091,293	$ 887,870	$ 863,459
Direct operating expenses (excluding depreciation expense)	471,395	355,761	312,381
Selling, general and administrative expenses (excluding depreciation expense)	287,960	231,610	223,023
Depreciation and amortization	78,818	84,069	66,765
Operating income	253,120	216,430	261,290
Interest expense, net	87,233	53,463	30,097
Amortization of deferred financing costs	3,846	2,488	1,361
Equity loss in unconsolidated subsidiaries and other	15,907	47,449	4,828
Gain on change in Entravision ownership interest	(1,898)	(4,552)	—
Income before taxes and extraordinary loss on extinguishment of debt	148,032	117,582	225,004
Provision for income taxes	61,504	62,865	108,081
Income before extraordinary loss on extinguishment of debt	86,528	54,717	116,923
Extraordinary loss on extinguishment of debt, net of tax	—	(2,306)	—
Net income	86,528	52,411	116,923
Preferred stock dividends/accretion	(25)	(70)	(518)
Net income available to common stockholders	$ 86,503	$ 52,341	$ 116,405
Basic Earnings Per Share			
Income per share available to common stockholders before extraordinary loss	$ 0.39	$ 0.26	$ 0.57
Extraordinary loss per share	—	(0.01)	—
Net income per share available to common stockholders	$ 0.39	$ 0.25	$ 0.57
Weighted average common shares outstanding	224,344,335	208,110,727	204,893,438
Diluted Earnings Per Share			
Income per share available to common stockholders before extraordinary loss	$ 0.34	$ 0.23	$ 0.49
Extraordinary loss per share	—	(0.01)	—
Net income per share available to common stockholders	$ 0.34	$ 0.22	$ 0.49
Weighted average common shares outstanding	256,337,046	239,817,378	238,963,587

The Condensed Consolidated Financial Statements should be read in connection with the Financial Statements and Notes to Consolidated Financial Statements presented in the Annual Report on Form 10-K for Univision Communications Inc.

Condensed Consolidated Statements of Changes in Stockholders' Equity

Univision Communications Inc.

(In thousands) For the years ended December 31, 2000, 2001 and 2002	Common Stock	Paid-in-Capital	Retained Earnings	Common Stock in Treasury	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2000	$2,043	$ 426,375	$102,762	$(17,402)	$ —	$ 513,778
Net income for the year	—	—	116,923	—	—	116,923
Preferred stock dividends declared	—	—	(518)	—	—	(518)
Conversion of redeemable convertible 6% preferred stock	4	2,996	—	—	—	3,000
Exercise of stock options including related tax benefits	24	66,856	—	(4,791)	—	62,089
Balance, December 31, 2000	2,071	496,227	219,167	(22,193)	—	695,272
Net income for the year	—	—	52,411	—	—	52,411
Preferred stock dividends declared	—	—	(70)	—	—	(70)
Conversion of redeemable convertible 6% preferred stock	7	5,993	—	—	—	6,000
Exercise of stock options including related tax benefits	27	59,640	—	—	—	59,667
Balance, December 31, 2001	2,105	561,860	271,508	(22,193)	—	813,280
Net income for the year	—	—	86,528	—	—	86,528
Currency translation adjustment income					95	95
Comprehensive income						86,623
Preferred stock dividend accretion	—	25	(25)	—	—	—
Conversion of redeemable convertible 6% preferred stock	106	369,339	—	—	—	369,445
Issuance of common stock for Fonovisa acquisition	60	235,040	—	—	—	235,100
Exercise of stock options including related tax benefits	20	53,620	—	—	—	53,640
Balance, December 31, 2002	$2,291	$1,219,884	$358,011	$(22,193)	$95	$1,558,088

The Condensed Consolidated Financial Statements should be read in connection with the Financial Statements and Notes to Consolidated Financial Statements presented in the Annual Report on Form 10-K for Univision Communications Inc.

Condensed Consolidated Statements of Cash Flows

Univision Communications Inc.

(In thousands) For the years ended December 31,	2002	2001	2000
Net income	$ 86,528	$ 52,411	$ 116,923
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	60,718	43,100	28,028
(Gain) Loss on sale of fixed assets	(34)	137	1
Gain on sale of television station	(275)	—	—
Equity loss in unconsolidated subsidiaries	14,277	42,589	4,828
Deferred income taxes	58,629	13,439	5,533
Amortization of intangible assets and financing costs	22,273	43,596	40,098
Non-cash items	(4,250)	(3,040)	—
Extraordinary loss on extinguishment of debt, net of tax	—	2,306	—
Changes in assets and liabilities:			
Accounts receivable	(51,245)	(10,961)	(13,081)
License fees payable	130,802	125,926	127,441
Payment of license fees	(129,570)	(127,921)	(124,451)
Program rights	(31,638)	124	(26,441)
Prepaid expenses and other assets	(35,871)	(13,017)	(16,785)
Accounts payable and accrued liabilities	3,360	(13,009)	27,693
Income taxes	(33,155)	398	16,995
Income tax benefit from options exercised	23,597	30,261	41,401
Accrued interest	12,609	27,121	9,140
Program rights obligations	36,502	3,734	(858)
Other, net	(8,058)	101	(227)
Net cash provided by operating activities	155,199	217,295	236,238
Cash flow from investing activities:			
Station acquisitions	(679,175)	(529,009)	—
Investment in unconsolidated subsidiaries	(24,047)	(175,807)	(393,292)
Capital expenditures	(92,284)	(130,188)	(64,669)
Proceeds from dissolution of investment in Ask Jeeves en Español, Inc.	—	19,385	—
Other, net	225	(556)	11
Net cash used in investing activities	(795,281)	(816,175)	(457,950)

(continued)

Condensed Consolidated Statements of Cash Flows

Univision Communications Inc.

(In thousands) For the years ended December 31,	2002	2001	2000
Cash flow from financing activities:			
Proceeds from issuance of long-term debt	694,476	1,217,350	390,000
Proceeds from senior notes	—	495,370	—
Proceeds from preferred stock	—	375,000	—
Repayment of junior subordinated notes	(97,477)	—	—
Repayment of long-term debt	(331,966)	(1,167,686)	(155,814)
Exercise of stock options	30,042	27,889	20,688
Preferred stock dividends paid	—	(130)	(547)
Deferred financing costs	(171)	(22,612)	(645)
Net cash provided by financing activities	294,904	925,181	253,682
Net (decrease) increase in cash	(345,178)	326,301	31,970
Cash beginning of year	380,829	54,528	22,558
Cash end of year	$ 35,651	$ 380,829	$ 54,528
Supplemental disclosure of cash flow information:			
Interest paid	$ 110,491	$ 29,116	$ 20,657
Income taxes paid	$ 16,564	$ 18,946	$ 43,910

The Condensed Consolidated Financial Statements should be read in connection with the Financial Statements and Notes to Consolidated Financial Statements presented in the Annual Report on Form 10-K for Univision Communications Inc.

Board of Directors

A. Jerrold Perenchio
Chairman of the Board and
Chief Executive Officer
Univision Communications Inc.

Emilio Azcárraga Jean
Vice Chairman of the Board
Univision Communications Inc.
Chairman, President and
Chief Executive Officer
Grupo Televisa, S.A.

Ray Rodriguez
President and
Chief Operating Officer
Univision Network
TeleFutura Network
Galavisión

Harold Gaba
President and
Chief Executive Officer
ACT III Communications
Holdings, L.P.

Alan F. Horn
President and
Chief Operating Officer
Warner Bros.

John G. Perenchio
President
Ultimatum Music, LLC
Executive
Chartwell Services, Inc.

Alejandro Rivera
Director and President
Venevision International Corporation

Juan Villalonga
Private Investor

Alternate Directors

Alfonso de Angoitia
Executive Vice President and
Chief Financial Officer
Grupo Televisa, S.A.

Victor M. Ferreres Palou
President of Venevision Network and
Station Group
Corporación Venezolana de Television, C.A.
(VENEVISION)

Executive Officers

A. Jerrold Perenchio
Chairman of the Board and
Chief Executive Officer

Robert V. Cahill
Vice Chairman and
Secretary of the Corporation

Ray Rodriguez
President and
Chief Operating Officer
Univision Network
TeleFutura Network
Galavisión

George W. Blank
Executive Vice President and
Chief Financial Officer

Andrew W. Hobson
Executive Vice President

C. Douglas Kranwinkle
Executive Vice President and
General Counsel

Corporate Information

Corporate Headquarters

Univision Communications Inc.
1999 Avenue of the Stars
Suite 3050
Los Angeles, CA 90067
(310) 556-7676

Independent Auditors

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Transfer Agent and Registrar

The Bank of New York
Stockholder Relations
Church Street Station
P.O. Box 11258
New York, NY 10286-1258
(800) 524-4458

The Class A Common Stock of Univision Communications Inc. ("Univision") is listed on the New York Stock Exchange under the symbol "UVN." As of February 13, 2003, there were 212 Class A, five Class P, two Class T and two Class V stockholders of record.

No cash dividends were paid on any class of Univision's common stock in 2001 or 2002. Univision has a bank facility that restricts the payment of cash dividends on the common stock.

Stock Prices

Below are the New York Stock Exchange high and low sales prices[a] of Univision's Class A Common Stock for each quarter of 2002 and 2001.

	2002		2001	
Post-Split Prices	High	Low	High	Low
First Quarter	$47.00	$32.25	$52.25	$32.25
Second Quarter	$44.89	$26.40	$47.10	$33.50
Third Quarter	$31.92	$16.40	$43.42	$16.30
Fourth Quarter	$33.48	$19.97	$41.71	$22.73

[a]The high and low sales prices are based on intraday trading.

Annual Report on Form 10-K

You may obtain a copy of the Annual Report on Form 10-K for Univision Communications Inc. without charge through Univision's corporate headquarters.

Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties, including those relating to Univision's future success and growth. Actual results may differ materially due to risks and uncertainties as described in Univision's filings with the Securities and Exchange Commission. Univision assumes no obligation to update forward-looking information contained in this annual report.

In Memoriam

We offer tribute to our colleague, Antonio (Tony) Oquendo, Senior Vice President and Operating Manager for TeleFutura Network, who died suddenly on June 6, 2002. As a part of the Univision family for more than 20 years, Tony made important contributions to the formation and operation of our three television networks. He is greatly missed.


univision